Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement on Form S-4 (the “Registration Statement”) of APA Corporation of our report dated April 28, 2023, except for the unaudited supplemental information described in Note 12, as to which the date is June 30, 2023, with respect to the consolidated balance sheets of Percussion Petroleum II, LLC as of December 31, 2022 and 2021 and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes to the consolidated financial statements. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas

January 31, 2024